August 28, 2025

Lim Heng Hai
Chief Executive Officer
TechCreate Group Limited
336 Smith Street, #06-303, New Bridge Centre
Singapore 050336

       Re: TechCreate Group Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed August 20, 2025
           File No. 333-289030
Dear Lim Heng Hai:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 11, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1
Signatures, page II-5

1. Please refer to prior comment 4 and revise your signature page to identify the individual signing in the capacity of principal accounting officer, as required by the
       Instructions to Signatures on Form F-1. If a person is signing in more than one capacity, revise to so indicate.
 August 28, 2025
Page 2

       Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-
551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Meng Ding